UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2012

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: January 18, 2012

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK SCHEDULES FOURTH QUARTER AND FULL YEAR 2011 RESULTS FOR
FEBRUARY 21, 2012

Preliminary Revenues of $20.5-21 million for the fourth quarter of 2011

MIGDAL HAEMEK, Israel – January 18, 2012– Camtek Ltd. (NASDAQ and TASE: CAMT), today announced it would be releasing its financial results for the fourth quarter and full year of 2011 ended December 31, 2011 on Tuesday, February 21, 2012.

The company also announced that it expects to report revenues of $20.5-21million for the fourth quarter, representing an expected all time annual record of over $106 million, with year on year growth of over 21%. It is noted that these revenue numbers are preliminary and unaudited.

The fourth quarter revenue expectation is approximately 5% below the previously issued guidance range, due to a somewhat tougher than originally expected business environment during the fourth quarter. However, while it is still early in the first quarter of 2012, the company indicates that at this stage, the signs given by the market for the first half of 2012 show a slight improvement in the business environment.

The Company will host a conference call on February 21, starting at 10:00 am ET. Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1 866860 9642	at 10:00 am Eastern Time
Israel:	03 918 0685	at 5:00 pm Israel Time
International:	+972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting  customer’s latest technologies in the Semiconductor and Printed Circuit Board (PCB) & IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies, including intelligent imaging, image processing, ion milling and digital material deposition. Ranging from micro-to-nano, Camtek provides a complete solutionsfor the whole production cycle of all electronic devices including smartphones, tablets and other cutting edge consumer products and applications.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.